FOR IMMEDIATE RELEASE

NEWS RELEASE

NON-BROKERED PRIVATE PLACEMENT - INITIAL CLOSING

Vancouver, Canada, December 24th, 2010 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) wishes to announce that, further to the Company’s News Release dated November 26th, 2010, the Company has closed initially on a total of 2,117,875 Units at a price of $1.60 per unit for gross proceeds of $3,388,601 as at December 23rd, 2010.  Of the total Units placed, 446,167 are Flow-Through Units.

Each Unit consists of one common share of the Company and one-half of a share purchase warrant.  Each whole warrant is exercisable at $1.90 per common share for a period of two years expiring on December 22nd, 2012.  All of the securities issued under this placement are subject to a four month-hold period expiring April 24th, 2011.

The proceeds from the unit offering will be utilized by the Company for qualified uranium exploration expenditures in Canada and for general and corporate purposes.

Finder’s fees have been paid in connection with this placement for a total of $140,068.00 cash, 31,250 in shares and 149,325 as warrants.  The finder’s shares and warrants are subject to the same hold periods as the above purchasers.  Additional finder’s fees are payable in connection with this placement of $4,266.67 cash and 2,667 warrants, pending exchange acceptance.  SBI-E2 Capital Financial Services Limited, Hyphen Consulting Limited and Cheong Lee Securities Limited participated as arrangers in the placement of Units in Hong Kong, SAR.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUD -- OTCBB, DH7F -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$75 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

December 24th, 2010